Exhibit 1

Pointer Telocation Ltd. Announces Appointment of New Director

Rosh HaAyin, Israel January 25, 2016. Pointer Telocation Ltd. (Nasdaq Capital Market: PNTR) announced today that its board of directors has approved the appointment of Ms. Yehudit Rozenberg to serve as a new director of the company effective immediately to bring the company back into compliance with the independent director and audit committee requirements set forth in Nasdaq Listing Rule 5605.

Since 2007, Ms. Rozenberg has served as the director of finance of Elbit Systems Ltd., an international defense company. From 2004 until 2006 she served as the VP finance and control of Tadiran Systems Ltd. and Tadiran Spectralink Ltd., a specialized developer and manufacturer of advanced wireless communications systems. Prior to that, Ms. Rozenberg served from 1996 until 2004 as the director of finance of Spectralink Ltd., a communications company. Ms. Rozenberg also served from 2000 until 2006 as an external director of the board of directors of Ubank Trust Funds Ltd. and from 2004-2009 as an external director and a member of the audit committee of the board of directors of Taldor Group. Ms. Rozenberg holds a M.A. in law from Bar Ilan University, Israel, M.B.A in business administration (magna cum laude) from Tel-Aviv University, Israel and B.A in economics from Bar Ilan University, Israel.

About Pointer Telocation

Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Fleet Management and Stolen Vehicle Recovery. Pointer has a growing list of customers and products installed in 50 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more.

Pointer Telocation's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel. For more information visit http://www.pointer.com

Contact:

Zvi Fried, V.P. and Chief Financial Officer	Kenny Green/Ehud Helft, GK Investor Relations
Tel.: +972-3-572 3111	Tel: +1 646 201 9246
E-mail: zvif@pointer.com	E-mail: pointer@gkir.com